April 26, 2006

VIA EDGAR and FACSIMILE (202) 772-9208

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-0408

Attention:  Mr. Donald A. Walker

RE:         Trinity Capital Corporation

Form 10-K for the fiscal year ended December 31, 2005

File No. 000-50266

Dear Mr. Walker:

Trinity Capital Corporation (“Trinity”) is writing to request additional time to respond to the comments of the Staff contained in a letter, dated April 24, 2006, relating to the above-referenced filing. Trinity is currently working with its independent public accountants to respond to the April 24 letter and will provide a written response as required no later than May 11, 2006.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ William C. Enloe

William C. Enloe
President and Chief Executive Officer

cc:           Robert Fleetwood, Barack Ferrazzano

Heather Boone, General Counsel

Daniel Bartholomew, Chief Financial Officer